2005  Annual and 4th Q uarter Results

January 18, 2006

Safe Harbor

“Safe Harbor” Statement under the U.S. Private Securities
Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are
subject to risks and uncertainties including, but not limited to:
economic conditions, product demand and semiconductor
equipment industry capacity, worldwide demand and
manufacturing capacity utilization for semiconductors (the
principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product
development, ability to enforce patents, the outcome of
intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and
other risks indicated in the risk factors included in ASML’s
Annual Report on Form 20-F and other filings with the U.S.
Securities and Exchange Commission.

/ Slide 2

Agenda

Accomplishments

Financial summary

Q1 outlook

Company focus 2006

/ Slide 3

Accomplishments

/ Slide 4

Accomplishments 2005

Net sales increased 3% y-o-y while

Net profit improved by 32% to € 311 million

Shipping 30% fewer but higher priced systems (196 units)

Operating profit increased 2.4%  to 17.8%

Net cash from operations nearly tripled to € 711 million

Improved our market position

Added our 6th customer in Japan in Q4

Gained 12 new customers in 2005

Delivered 13th immersion system, have 13 in backlog and
8 pending orders for delivery in 2006

/ Slide 5

Financial accomplishments Q4 2005

Solid execution

Revenue of € 548 million

Shipped 47 systems (34 new systems)

Net profit of € 52 million (9.4% of sales)

Gross margin 37%

Operating profit 14%

Cash generation of € 205 million

/ Slide 6

Financial summary

/ Slide 7

2465

785

611

1589

830

759

1959

179

609

351

820

2673

1180

1493

318

329

370

526

1543

685

763

2529

533

548

Total revenues M€

0

500

1000

1500

2000

2500

3000

2000

2001

2002

2003

2004

2005

Q1

Q2

Q3

Q4

H1

H2

/ Slide 8

Revenue breakdown: Q4 2005

Value per type

Value per technology

TWINSCAN

85%

Others
15%

Value per region

Value per end-use

Foundry

37%

Memory

43%

IDM

15%

KrF

45%

ArF

48%

i-line

7%

U.S.

8%

Taiwan

26%

Korea

40%

China

5%

Europe

9%

ROW

4%

Numbers have been rounded for readers’ convenience

units

Units

19

28

Others

TWINSCAN

12

24

11

i-line

KrF

ArF

R&D

5%

Singapore

8%

/ Slide 9

Profit & Loss statement M€

/ Slide 10

Numbers have been rounded for readers’ convenience

1 ASML, Nikon Corporation and Carl Zeiss SMT AG agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment. This agreement resulted in:

an increase of M€ 49 in our R&D costs and consequently a decrease in operating income from continuing operations.

a decrease of M€ 33 in our total net income.

2 SG&A costs include a positive adjustment of M € 6 for restructuring expenses.

Q3

0

5

Q4

05

20

04

20

05

Net sales

533

548

2465

2529

Gross margin

Gross margin %

197

37.0

%

204

37.3%

906

36.7

%

974

38.5

%

R&D costs

80

82

331

1

324

SG&A costs

48

47

196

2

201

Operating income

Operating income %

69

1

2.9

%

75

13.6%

379

15.4

%

449

17.8

%

Net income

Net income %

48

9.0

%

52

9.4

%

235

1

9.6

%

311

12.3

%

Key financial trends 2005

/ Slide 11

Numbers have been rounded for readers’ convenience

Profit & Loss Statement

M€

Q1 0

5

Q2 0

5

Q3 0

5

Q4 0

5

200

5

Units

59

51

39

47

196

Sales

685

763

533

548

2529

Gross margin

Gross margin %

274

40.0

%

299

39.1

%

197

37.0

%

204

37.3

%

974

38.5

%

R&D

79

82

80

82

324

SG&A

51

55

48

47

201

O

pe

rating income

Operating income %

144

21.0

%

162

21.2

%

69

12.9

%

75

13.6

%

449

17.8

%

Net income

Net income %

100

14.6

%

112

14.6

%

48

9.0

%

52

9.4

%

311

12.3

%

Cash flow M€

/ Slide 12

Numbers have been rounded for readers’ convenience

Q

3

05

Q4

05

20

04

20

05

Net income

48

5

2

235

311

Depreciation and amortization

22

30

93

99

Effects of changes in assets and liabilities

103

12

8

(77)

30

1

Cash flow from recurring operations

173

210

251

711

Cash flow from investing activities

(9)

(15)

(60)

(61

)

Cash flow from financing activities

(8)

5

19

3

Effect of changes in exchange rates on cash

0

5

(9)

23

Net cash flow

156

205

200

Current liabilities include as of December 31, 2005 USD 575 million principal amount of ASML’s 5.75 percent
Convertible Subordinated Notes due October 15, 2006. In previous period ends, this was presented under convertible subordinated bonds.

Balance sheet as of December 31, 2005 M€

/ Slide 13

1

Numbers have been rounded for readers’ convenience

ASSETS

December

200

4

December

2005

Cash and cash equivalents

1228

38

%

1

90

5

51

%

Accounts receivable, net

503

16

%

30

3

8

%

Inventories, net

718

22

%

7

77

21

%

Other assets

203

6

%

164

4

%

Tax assets

2

56

8

%

303

8

%

Fixed assets

3

36

10

%

304

8

%

TOTAL

ASSETS

3

244

100%

3

75

6

100%

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities

8

13

25

%

1420

1

38

%

Convertible subordinated bonds

803

25

%

380

1

10

%

Long term debts

and deferred liabilities

236

7

%

244

6

%

Shareholders’ equity

1392

43

%

1

7

12

46

%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY

3

244

100%

3

75

6

100%

Used systems
New systems
Backlog value
Backlog units
Backlog value M€
200
180
160
140
120
100
80
60
40
20
0
2500
2000
1500
1000
500
0
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05

ASML

Backlog: litho units vs. value

New and used systems

/ Slide 14

Backlog as of December 31, 2005

80 % of unit backlog carry Q1 + Q2  2006 shipment dates

Q4 net bookings of 55 systems of which 43 are new with an ASP of M€ 14.5

Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period

Numbers have been rounded for readers’ convenience

New Systems

Used Systems

Total Backlog

M€   1,411

M€    23

M€    1,434

M€   16.4

M€    2.6

M€    15.1

Backlog

Backlog

86

9

95

Units

Value

ASP

/ Slide 15

Backlog lithography per December 31, 2005

Total value M€ 1,434

Value per type

Value per technology

TWINSCAN

96%

Others

4%

I-line

2%

ArF dry

46%

Value per region

Value per end-use

U.S.

27%

Foundry

18%

Memory

48%

Taiwan

24%

IDM

34%

Korea

28%

KrF

28%

ROW

9%

Europe

12%

ArF immersion

24%

Numbers have been rounded for readers’ convenience

/ Slide 16

Q1 outlook

Bookings are expected to be at least at the same level as Q4  2005
(55 bookings)

ASML expects to ship 48 systems in Q1 2006 with upside potential for a few additional systems

ASP for new systems is € 14.1 million, new + used is € 12.0 million

Gross margin of 38 - 39%

R&D expenditures in Q1 are expected to increase to € 85 million

SG&A will be approximately € 51 million

Reduced cash generation in H1 due to increased system output and  working capital, completion of 2 EUV tools and tax payments

Prepare a potential share buy back program, subject to investment alternatives, as our strategic net cash target level of € 1 billion has been achieved

/ Slide 17

Company focus 2006

Continue execution of 2005 focus points

Execute on volume production ramp of the TWINSCAN
XT:1700i, hyper NA tool for 45 nm node, in Q2 2006

Execute on cost of goods reduction

Execute on lead time reduction

Accelerate the technology leadership gap

Prepare 2 EUV tools for shipment

Finalize development of the 1.3< NA immersion tool for
shipment in H1 2007

Develop alternative architectures for cost effective
lithography at 32 nm resolution and beyond

/ Slide 18

Commitment